CUSIP No. 03782L101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 38)*

Appian Corporation

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03782L101

(CUSIP Number)

Abdiel Capital

90 Park Avenue, 29th Floor

New York, NY 10016

Attn: Colin T. Moran

Tel: (646) 496-9202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03782L101

1.	NAME OF REPORTING PERSON Abdiel Qualified Master Fund, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,672,593
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,672,593
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,672,593
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (1)
14.	TYPE OF REPORTING PERSON PN

(1)

Based on 42,204,284 shares of Class A Common Stock outstanding as of February 12, 2024, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2023 filed with the Securities and Exchange Commission on February 15, 2024.

CUSIP No. 03782L101

1.	NAME OF REPORTING PERSON Abdiel Capital, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 212,711
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 212,711
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,711
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (1)
14.	TYPE OF REPORTING PERSON PN

(1)

Based on 42,204,284 shares of Class A Common Stock outstanding as of February 12, 2024, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2023 filed with the Securities and Exchange Commission on February 15, 2024.

CUSIP No. 03782L101

1.	NAME OF REPORTING PERSON Abdiel Partners, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (1)
14.	TYPE OF REPORTING PERSON OO

(1)

Based on 42,204,284 shares of Class A Common Stock outstanding as of February 12, 2024, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2023 filed with the Securities and Exchange Commission on February 15, 2024.

CUSIP No. 03782L101

1.	NAME OF REPORTING PERSON Abdiel Capital Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,885,304 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,885,304 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,885,304 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9% (2)
14.	TYPE OF REPORTING PERSON OO

(1)	Consists of 5,672,593 shares of Class A Common Stock held by Abdiel Qualified Master Fund, LP and 212,711 shares of Class A Common Stock held by Abdiel Capital, LP.
(2)

Based on 42,204,284 shares of Class A Common Stock outstanding as of February 12, 2024, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2023 filed with the Securities and Exchange Commission on February 15, 2024.

CUSIP No. 03782L101

1.	NAME OF REPORTING PERSON Abdiel Capital Advisors, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,890,304 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,890,304 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,890,304 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0% (2)
14.	TYPE OF REPORTING PERSON PN, IA

(1)

Consists of 5,672,593 shares of Class A Common Stock held by Abdiel Qualified Master Fund, LP, 212,711 shares of Class A Common Stock held by Abdiel Capital, LP. and 5,000 shares of Class A Common Stock held by Abdiel Partners, LLC.

(2)

Based on 42,204,284 shares of Class A Common Stock outstanding as of February 12, 2024, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2023 filed with the Securities and Exchange Commission on February 15, 2024.

CUSIP No. 03782L101

1.	NAME OF REPORTING PERSON Colin T. Moran I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,890,304 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,890,304 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,890,304 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0% (2)
14.	TYPE OF REPORTING PERSON IN

(1)

Consists of 5,672,593 shares of Class A Common Stock held by Abdiel Qualified Master Fund, LP, 212,711 shares of Class A Common Stock held by Abdiel Capital, LP. and 5,000 shares of Class A Common Stock held by Abdiel Partners, LLC.

(2)

Based on 42,204,284 shares of Class A Common Stock outstanding as of February 12, 2024, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2023 filed with the Securities and Exchange Commission on February 15, 2024.

CUSIP No. 03782L101

AMENDMENT NO. 38 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Class A Common Stock of the Issuer on June 12, 2017, Amendment No. 1 thereto on June 27, 2017, Amendment No. 2 thereto on June 29, 2017, Amendment No. 3 thereto on July 3, 2017, Amendment No. 4 thereto on July 7, 2017, Amendment No. 5 thereto on July 12, 2017, Amendment No. 6 thereto on July 31, 2017, Amendment No. 7 thereto on October 26, 2017, Amendment No. 8 thereto on November 20, 2017, Amendment No. 9 thereto on November 30, 2017, Amendment No. 10 thereto on December 12, 2017, Amendment No. 11 thereto on December 15, 2017, Amendment No. 12 thereto on February 23, 2018, Amendment No. 13 thereto on March 20, 2018, Amendment No. 14 thereto on March 27, 2018, Amendment No. 15 thereto on April 25, 2018, Amendment No. 16 thereto on April 30, 2018, Amendment No. 17 thereto on August 3, 2018, Amendment No. 18 thereto on August 24, 2018, Amendment No. 19 thereto on October 5, 2018, Amendment No. 20 thereto on October 15, 2018, Amendment No. 21 thereto on October 31, 2018, Amendment No. 22 thereto on November 2, 2018, Amendment No. 23 thereto on December 17, 2018, Amendment No. 24 thereto on February 22, 2019, Amendment No. 25 thereto on September 9, 2019, Amendment No. 26 thereto on December 3, 2020, Amendment No. 27 thereto on February 1, 2021, Amendment No. 28 thereto on May 5, 2022, Amendment No. 29 thereto on May 9, 2022, Amendment No. 30 thereto on May 11, 2022, Amendment No. 31 thereto on May 25, 2022, Amendment No. 32 thereto on November 14, 2022, Amendment No. 33 thereto on January 19, 2023, Amendment No. 34 thereto on January 26, 2023, Amendment No. 35 thereto on October 6, 2023, Amendment No. 36 thereto on November 9, 2023 and Amendment No. 37 thereto on December 14, 2023 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 5. Interest in Securities of the Issuer.

The following paragraphs of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) – (b) The information requested by these paragraphs is incorporated herein by reference to the cover pages to this Amendment No. 38 to Schedule 13D.

(c) Information with respect to all transactions in the Common Stock effected by the Reporting Persons in the last 60 days is incorporated herein by reference to Exhibit A attached hereto.

Item 7. Material to be Filed as Exhibits.

Exhibit A – Transactions Effected in the Last 60 Days

CUSIP No. 03782L101

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2024

ABDIEL QUALIFIED MASTER FUND, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL PARTNERS, LLC

By:	Abdiel Capital Partners, LLC,
its Managing Member

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL MANAGEMENT, LLC

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL ADVISORS, LP

By:	Abdiel Capital Partners, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

COLIN T. MORAN

By:	/s/ Colin T. Moran
Colin T. Moran, Individually